Mail Stop 6010

June 14, 2006

Via U.S. Mail and Facsimile

Mr. Steven M. Neil
Chief Financial Officer, Vice President and Treasurer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, CA 94588

> **Re:** **The Cooper Companies, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 17, 2006**
> **Response Letter dated May 8, 2006**
> **File No. 001-08597**

Dear Mr. Neil:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended October 31, 2005

1.   Please file your response letter dated May 8, 2006 and all future correspondence on EDGAR.

Form 10-K/A Amendment No. 1 For the Fiscal Year Ended October 31, 2005

2.   We note your response to prior comment five and reissue our comment. Please revise to include the complete text of the item number you are filing under in accordance with Exchange Act Rule 12b-15 and Regulation S-X. In addition, to avoid investor confusion you may include an explanatory note in your amendment explaining the reason for the amendment and any changes included in the amendment.

3.   We note your response to prior comment six in which you state "if the financials are not filed with the amendment, then no certifications are required to be filed." Please revise to include the certifications of your principal executive officer and principal financial officer. Refer to Exchange Act Rule 12b-15 which states "an amendment to any report required to include the certifications as specified in §240.13a-14(a) or §240.15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant, and an amendment to any report required to be accompanied by the certifications as specified in §240.13a-14(b) or §240.15d-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant."

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief